10 BELOW ICE CREAM, LLC

———————

FINANCIAL STATEMENTS

Interim Period Ending September

30, 2018
TOGETHER WITH INDEPENDENT
ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA

CPA & Consulting Services

INDEPENDENT AUDITOR REPORT

To the Board of 10 Below Ice Cream,
LLC

We have audited the accompanying interim financial statements of 10 Below Ice Cream, LLC which comprise the balance sheets as of September 30, 2018 and December 31, 2017, and the related statements of operations for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 10 Below Ice Cream, LLC as of September 30, 2018, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
Sep 30, 2018

10 BELOW ICE CREAM, LLC
BALANCE SHEET
SEPTEMBER 30, 2018

	September 30, 2018	December 31, 2017	
ASSETS			
Current Assets			
Cash & Cash Equivalents	1,500	1,500	-
Accounts Reeceivables	-	-	-
Prepaid Expenses	-	-	
Total Current Assets	**1,500**	**1,500**	
Property & Equipment			
Furniture & Fixtures	-	-	
Accumulated Depreciation	-	-	
Total Property & Equipment	-	-	
Other Assets	-	-	
Other Assets	**-**	**-**	
TOTAL ASSETS	**$ 1,500**	**$ 1,500**	
LIABILITIES & SHAREHOLDERS EQUITY			
Accounts Payable	-	-	
Credit Cards	-	-	
Other Current Liabilities	-	-	
Total Current Liabilities	-	-	
Long Term Debt	**-**	**-**	
TOTAL LIABILITIES	**$ -**	**$ -**	
Shareholders' Equity			
Distributions/ Contributions	1,500	1,500	
Retained Earnings	-	-	
Total Shareholders Equity	**1,500**	**1,500**	
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	**$ 1,500**	**$ 1,500**	

10 BELOW ICE CREAM, LLC
STATEMENT OF OPERATIONS
SEPTEMBER 30, 2018

	2018		2017	
Revenue				
Revenue		-		-
Total Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit	$	-	$	-
Operating Expenses				
Rent & Occupancy		-		-
Computer Expense		-		-
Automobile Expenses		-		-
Interest Expense		-		-
Travel & Entertainment		-		-
Contributions		-		-
Legal & Professional		-		-
State & Franchise Taxes		-		-
Bank Fees		-		-
Office Expenses		-		-
Other Business Expenses		-		-
Total Operating Expenses	$	-	$	-
Net Income Before Taxes	$	-	$	-

10 BELOW ICE CREAM, LLC
STATEMENT OF EQUITY
SEPTEMBER 30, 2018

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2017	$	**1,500**	$	**-**	$	**1,500**
Net Profit for the period ending December 31, 2017		-		-		-
						-
Equity Contributions/ Adjustments		-		-		-
Balance, September 30, 2018	$	**1,500**	$	**-**	$	**1,500**

	September 30, 2018	December 31, 2017
OPERATING ACTIVITIES		
Net Income	-	-
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Accounts Payable	-	-
Other	-	-
Net Cash Provided By Operations	-	-
INVESTING ACTIVITIES		
Depreciation	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	-	-
FINANCING ACTIVITIES		
Loan Payables	-	-
Owner Contributions	-	1,500
Other Financing	-	-
Net Cash Provided By Financing	-	1,500
Net Cash Change For Period	-	1,500
Cash Beginning Of Period	1,500	-
Cash End Of Period	1,500	1,500

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

10Below Ice Cream is New York's first establishment serving Thai-inspired ice cream rolls. This concept was created on the streets of Thailand, serving fresh, made-to-order ice cream. Inspired by this ice cream art and by the way bartenders artfully craft cocktails made to order, the Company blends the two approaches to create an experience for ice cream aficionados with an eclectic palette.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

No Provision for Federal and State income tax has been calculated. The Company is structured as a LLC. Under these provisions, the Company does not pay local, state, or federal income taxes on its taxable income. Instead, the members of the LLC are personally liable for individual income taxes on the Company's net income.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	September 30, 2018	December 31, 2017
Cash	$ 1,500	$ 1,500
Total	$ 1,500	$ 1,500

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2018, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at September 30, 2018 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2018:				
Cash	$1,500	NONE	NONE	NONE

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Sep 30, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.